AMERICAN NATIONAL
BANKSHARES INC.

A Century of Experience and 21st Century Banking Solutions

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FORWARD-LOOKING STATEMENTS

Certain statements in this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise and are not statements of historical fact. Such statements are often characterized by the use of qualified words (and their derivatives) such as "expect," "believe," "estimate," "plan," "project," "anticipate" or other statements concerning opinions or judgments of American National and its management about future events. The forward-looking statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate under the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements. American National does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

AMERICAN NATIONAL

We Are…

- Conservative
  - Stringent underwriting
  - Strong capital
- Consistent
  - 105 years of tradition
  - Deep management team
  - Strong, experienced board of directors
  - Ability to execute
- Shareholder focused
  - Exceptional dividend
  - Prudent growth
  - Good stewards of capital
  - NASDAQ Global Select
  - Russell 3000 Index

Just the Bank You Would Imagine.

AMERICAN NATIONAL

SEASONED MANAGEMENT

EXECUTIVES				
NAME	POSITION	AGE	YEARS OF EXPERIENCE	YEARS W/AMNB
Charles H. Majors	Executive Chairman	68	21	21
Jeffrey V. Haley	President & CEO	54	17	17
William W. Traynham	Chief Financial Officer	59	25	5
Dabney T.P. Gilliam Jr.	Chief Administrative Officer	60	30	14
R. Helm Dobbins	Chief Credit Officer	63	39	11
S. Cabell Dudley Jr.	Market President-Central Region	69	46	8
Charles T. Canaday Jr.	Market President-Alamance Region	53	30	3
H. Gregg Strader	Chief Banking Officer	56	33	1
	AVERAGE:	60	30	10

Significant Recent Accomplishments

- Announced the acquisition of MainStreet BankShares bringing the company to ~$1.5 billion in assets
- Integrated our new North Carolina offices into our organization and culture
- Converted the entire bank to a new and robust management information system
- Dealt efficiently and effectively with all credit issues brought over from the MidCarolina merger
- Operated the combined organization successfully during these difficult economic times
- Trailing four quarters EPS $1.79
- Completed transition to new Chief Executive Officer

Q2 2014 HIGHLIGHTS

- Diluted EPS: $0.41
- NPAs[(1)] to Total Assets: 0.60% vs. 0.88% in Q2 2013
- Dividend: $0.23 paid in Q2
  - Paid $0.92 full year for 2013

Source: SNL Financial and Company Filings
(1) Excluding troubled debt restructurings

CAPITAL LEVELS

History of maintaining a strong capital position

– We did not need to apply for TARP

	AMNB 10 Year Average (1)	Q2 2014
Tangible Common Equity / Tangible Assets	10.12%	10.37%
Leverage Ratio	12.03%	12.24%
Tier 1 Risk-Based Ratio	16.48%	16.79%
Total Risk-Based Ratio	17.73%	18.04%

Source: SNL Financial
(1) Represents the quarterly average from Q2 2004 – Q2 2014

Nationwide MRQ Comparison


Nationwide Public Banks and Thrifts
Performance
Asset Quality
Capital
Returns
75th Percentile
50th Percentile
25th Percentile
AMNB (0.97%)
AMNB Core (0.95%) (1)
Peers (0.78%)
Peers (3.97%)
AMNB (3.68%)
AMNB Core (3.51%) (1)
AMNB (59.9%)
AMNB Core (63.6%) (1)
Peers (66.2%)
AMNB (1.10%)
Peers (2.50%)
AMNB (0.00%)
Peers (0.24%)
AMNB (10.4%)
Peers (8.9%)
AMNB (18.0%)
Peers (14.7%)
AMNB (4.2%)
Peers (1.2%)
Core ROAA (%)
NIM (%)
Efficiency Ratio (%)
NPAs/ Loans + OREO (%)
NCOs/Avg. Loans (%)
TCE/TA (%)
Total Capital (%)
Div Yield (%)

Source: SNL Financial and Company Filings; Market data as of 8/22/2014

Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion

Note: Core ROAA excludes extraordinary items, nonrecurring items, and gains / losses on sales of securities

(1) AMNB core calculation excludes accretion of fair market value adjustments

Dividends

History of strong dividends

Dividend Yield (%)


5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 1.0% 1.1% 1.2% 1.2% 1.8% 1.9% 2.2% 2.6% 3.4% 3.5% 3.8% 4.2%
YDKN HTBI SQBK NBBC COB HMPR ESXB EVBS PEBK WFBI PSTB BNCN CFNL FBNC MBRG MNRK FCBC CFFI NKSH AMNB

Annual Dividend Per Share


$0.71 $0.75 $0.79 $0.83 $0.87 $0.91 $0.92 $0.92 $0.92 $0.92 $0.92 $0.92 $0.92
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 YTD*

Source: SNL Financial and Company filings; Market data as of 8/22/2014
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
*Annualized number

Total Return

AMNB Return Relative to the NASDAQ Bank Index and Peers


150.0%
120.0%
90.0%
60.0%
30.0%
0.0%
(30.0%)
96.3%
19.1%
39.7%
48.2%
(4.5%)
0.7%
1.1%
(2.4%)
(2.4%)
Since 2002
Since 2008
Quarter-to-Date
AMNB
NASDAQ Bank
Peer Median

Source: Factset Research Systems; Market data as of 8/22/2014
Note: AMNB total return assumes reinvestment of dividends
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion

Financial Performance

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Historical Profitability

ROAA (%)


1.60%
1.20%
0.80%
0.40%
0.00%
2006
2007
2008
2009
2010
2011
2012
2013
AMNB
Core
0.95%
1.00%
0.77%

Efficiency Ratio (%)


75.0%
65.0%
55.0%
45.0%
35.0%
2006
2007
2008
2009
2010
2011
2012
2013
MRQ
AMNB
Core
63.6%
66.2%
59.9%
AMNB
Peers

Net Interest Margin (%)


5.00%
4.50%
4.00%
3.50%
3.00%
2006
2007
2008
2009
2010
2011
2012
2013
MRQ
3.97%
3.68%
AMNB
Core
3.51%

Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
★ AMNB core calculation excludes accretion of fair market value adjustments

Diverse Revenue Stream

Noninterest Income

- Trust & Investment Services
- Brokerage
- Secondary Mortgage
- Title Insurance
- Bankers Insurance

Trust Assets ($ in millions)


$417
$531
$541
$628
$648
2010
2011
2012
2013
2014Q2

Trust and Investment Services

- Organized in 1927
- Offices in Danville, Martinsville, Lynchburg
- Assets: $648 million
- Customers: individuals, businesses, foundations and non-profits
- Serve clients locally and abroad
- Priorities:
  - Trust administration
  - Investment management
  - Estate settlement
  - Retail brokerage
- Excellent equity performance

Loan Portfolio

June 30, 2014 – $813 million


Residential R.E.
22%
Commercial R.E.
45%
Commercial & Industrial
15%
Consumer & Other
12%
Construction
6%

June 30, 2014 – CRE


Other
1.5%
Nursing Homes
1.7%
Rec. Facility
2.0%
Convenience Store
0.8%
Educational
2.4%
Mobile Home Park
0.1%
Shopping Ctr
2.6%
Office
19.6%
Medical Bldg
3.2%
Restaurant
4.1%
Warehouse
4.3%
Hotels
4.5%
Retail
15.5%
Strip Mall
5.0%
Church
6.4%
Apartmt Bldg
11.9%
Industrial
14.4%

- Granular portfolio
- Highly diversified
- Top 10 relationships combine for $85 million or 10.5% of total loans
  - Largest total relationship of $14 million

- Average commercial credit size of $444,161
- Average life: 2.5
- Modified duration: 2.3
- The sweet spot: $500,000 - $1 million

Source: SNL Financial and Company filings
Note: Average life and modified duration from AMNB internal IRR modeling for Q2 2014

Underwriting Process

- Culture

FORMER	CURRENT
Quality	Quality
Rate	**Volume**
Volume	Rate

- Collaborative
- Offensive / Defensive
  - Relationship pricing
- Strong asset quality review process

Superior Asset Quality

- Exceptional performance through cycle
- Decreased NPA levels

Net Charge-offs / Avg. Loans (%)


2.00%
1.50%
1.00%
0.50%
0.00%
(0.50%)
0.24%
0.76%
0.24%
1.61%
0.16%
1.32%
0.07%
1.06%
(0.02%)
0.38%
0.00%
0.24%
2009
2010
2011
2012
2013
MRQ

NPAs / Loans + OREO (%)


6.00%
4.50%
3.00%
1.50%
0.00%
1.32%
3.16%
1.20%
5.37%
2.26%
5.77%
1.61%
3.32%
1.17%
2.91%
1.10%
2.50%
2009
2010
2011
2012
2013
MRQ

AMNB   Peers

Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
Note: NPAs include nonaccrual loans, accruing TDRs and OREO

Deposit Portfolio

Deposit Migration History


100%
75%
50%
25%
0%
2009
2010
2011
2012
2013
MRQ
19.4%
25.8%
25.1%
24.3%
22.8%
21.3%
25.0%
24.5%
15.9%
15.6%
14.1%
13.8%
22.7%
19.1%
24.2%
24.1%
25.6%
24.5%
16.1%
14.1%
17.9%
14.9%
15.9%
18.3%
16.8%
16.4%
16.9%
21.1%
21.7%
22.1%
Demand Deposits
NOW & Other Trans Accts
MMDA & Savings
Retail Certificates of Deposit
Jumbo Certificates of Deposit

Cost of Deposits


2.00%
1.50%
1.00%
0.50%
0.00%
1.38%
1.93%
1.07%
1.37%
0.83%
1.00%
0.65%
0.73%
0.52%
0.53%
0.45%
0.41%
2009
2010
2011
2012
2013
MRQ
AMNB
Peers

- Legacy markets provide a stable source of low-cost core deposits
- Average life 5.1
- Modified duration 4.4

Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
Note: Average life and modified duration from AMNB internal IRR modeling for Q2 2014

Securities Portfolio

6/30/2014 Securities Portfolio


Corporate 2.8%
Equity 0.3%
Federal agencies and GSEs 23.1%
Mortgage-backed and CMOs 17.4%
State and municipal 56.4%

Portfolio Highlights

- Minimal credit risk; minimal duration risk
  - Average life 3.2
  - Modified duration 3.1
- High quality
  - $349.7 million AFS securities portfolio
  - All above investment grade
  - Municipal portfolio with very high credit quality and wide geographic dispersion
  - No investments are classified
- Strong source of liquidity

Source: SNL Financial and Company filings
Note: Average life and modified duration from AMNB internal IRR modeling for Q2 2014

Opportunistic Acquisition Strategy


AMERICAN NATIONAL
Moving Forward

- Fair value accounting changed the game
- Capital is necessary to be a player
- Focused on growth markets in NC and VA
- Characteristics of targets:
  - $250 million-$1 billion size
  - Practical assimilation
  - Manageable credit issues
  - Compatible cultures
  - EPS accretion
  - Maintenance of strong capital levels
  - Identifiable synergies for savings
- Our credit culture will be maintained

AMNB Acquisition Cycle

Phase I

- Identify targeted markets with strong economic growth prospects
  - Active calling in adjacent markets
- Prioritize and perform diligence on institutions that are financially attractive and culturally compatible

Phase II

- Negotiate the transaction
- Announce and close

Phase III

- Integrate the target
  - Systems conversion
  - Synergies
  - Cultural assimilation
  - Customer retention
- Focus on remediation of target portfolio

Phase IV

- Transition from remediation to growth and new production

Identify → Acquire → Integrate → Clean-up → Grow

OUR FOCUS

- Fortress-like balance sheet
  - Exceptional asset quality
  - Low-risk investment portfolio
  - High liquidity
  - Capital strength
- Disciplined growth
  - Organic
  - External
- Strong earnings stream
- Imagination

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Acquisition of MainStreet BankShares

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Acquisition of MainStreet BankShares, Inc.

Acquisition Highlights

Strategic Merit

- Franchise fill-in opportunity
  - Expands franchise to edge of Roanoke MSA
  - Entry into Franklin County
  - Top 3 deposit market share
- Creates more scale with $1.5 billion in pro forma assets

Low Risk

- Low risk transaction given relative size and familiarity with market
- MainStreet has improving asset quality trends with strong core capital
- Thorough due diligence review with a conservative credit approach

Financially Attractive

- Accretive to EPS in year 1
- Accretive to tangible book value in ~3.4 years
- Double digit IRR

American National Bankshares Inc.

+

MainStreet Bankshares, Inc.

Pro Forma Franchise Overview

Pro Forma Branch Franchise

Pro Forma Snapshot	
Assets ($mm):	1,457
Loans ($mm):	932
Deposits ($mm):	1,176
Market Cap ($mm):	182
Branches:	28


AMNB (24)
MREE (3)
Winston-Salem
Greensboro
Durham
Raleigh

Deposit Market Share – Franklin County

Rank	Institution (ST)	Number of Branches	Deposits in Market ($mm)	Market Share (%)
1	Carter Bank & Trust (VA)	4	257	29.2
2	BB&T Corp. (NC)	5	236	26.8
3	**MainStreet BankShares Inc (VA)**	**3**	**155**	**17.5**
4	SunTrust Banks Inc. (GA)	2	142	16.1
5	Union Bkshs Corp (VA)	1	37	4.2
6	Home Town Bankshares Corp. (VA)	1	25	2.8
7	Bank of America Corp. (NC)	0	13	1.5
8	Fidelity BancShares (N.C.) Inc (NC)	1	10	1.2
9	Bank of Botetourt (VA)	1	7	0.8
	Totals (1-9)	**18**	**883**	**100.0**

Source: SNL Financial
Note: Deposit data as of 6/30/2013; Pro forma for pending and recently completed transactions

Transaction Summary

Acquiror:	American National Bankshares Inc.
Target:	MainStreet BankShares, Inc.
Transaction Value(1):	$14.05 per share or $24.2 million
Consideration:	75.0% stock / 25% cash
Per Share Consideration:	0.482 shares of AMNB common stock and $3.46 in cash per share
Board Composition:	MREE Chairman, Joel Shepherd, to join AMNB holding company Board
Required Approval:	Customary regulatory and shareholder approvals
Expected Close:	Q4 2014 / Q1 2015

(1) Based on AMNB stock price of $21.97 as of 8/22/2014

Transaction Multiples

Multiples

- Implied Price per Share: $14.05
- Price / Tangible Book Value: 0.97x (1)
- Core Deposit Premium: (0.6%)
- Pro Forma Ownership: AMNB – 90.4%, MREE – 9.6%

AMNB / MREE vs. Comparable Transactions (2)


1.50x
1.25x
1.00x
0.75x
0.50x
Price / Tangible Book Value (x)
0.97x
1.15x
AMNB / MREE
Comparable Transactions Median

(1) Based on MREE tangible book value of $14.47 as of 6/30/2014
(2) Median price / tangible book value for bank and thrift transactions in the Mid Atlantic and Southeast announced after 1/1/2013 with target assets between $100 - $300 million and deal values greater than $10 million

Transaction Assumptions

Assumptions

Assumptions	
Credit Mark	Credit mark equal to 6.0% of MainStreet's loan portfolio – Current reserve / loans HFI of 1.8%
Cost Savings	Cost savings of approximately 27% 100% realized in 2015
One-time Merger Expenses	One-time merger related expenses of approximately $4.8 million (pre-tax)

Comprehensive Due Diligence

DUE DILIGENCE SUMMARY

- Experienced credit review team
- Reviewed individual loan files for $85.5 million or 67% of outstanding loans
- Reviewed underwriting policies and procedures
- Modeled a conservative credit mark of $7.6 million or 6.0% of the loan portfolio

Cumulative Losses and Estimated Credit Mark	
Cumulative Losses Since 12/31/2007[1]:	9.6mm
Estimated Credit Mark:	7.6mm
Total Estimated Losses Through the Cycle:	17.2mm
As a % of 12/31/2007 Gross Loans[2]:	9.9%

Source: SNL Financial

(1) Represents cumulative net charge-offs and OREO expenses through 6/30/2014

(2) 12/31/2007 gross loans held for investment of $173 million

Summary of Financial Impact

IMPACT

EPS

- Single digit EPS accretion in year 1

Book Value

- Minimal dilution to tangible book value ~(1.4%)
  - Accretive to tangible book value in ~3.4 years

IRR

- Double digit internal rate of return

Capital

- Strong pro forma capital

Pro Forma Capital Ratios

	AMNB [1]	Pro Forma [2]	"Well Capitalized"
TCE / TA:	10.4%	10.1%	-
Leverage:	12.2%	11.7%	5.0%
Tier 1 Risk-Based:	16.8%	16.0%	6.0%
Total Risk-Based:	18.0%	17.2%	10.0%

ADDITIONAL INFORMATION

In connection with the proposed merger, American National will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 to register the shares of American National common stock to be issued to the shareholders of MainStreet. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of MainStreet seeking their approval of the merger. In addition, each of American National and MainStreet may file other relevant documents concerning the proposed merger with the SEC. We urge investors and security holders to read the registration statement on Form S-4 and the proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed merger because they will contain important information about American National, MainStreet and the proposed transaction. Investors and security holders may obtain free copies of these documents, when they become available, through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus, when they become available, also may be obtained by directing a request by telephone or mail to American National Bankshares Inc., 628 Main Street, Danville, Virginia 24541, Attention: Investor Relations (telephone: (434) 792-5111) or MainStreet Bankshares, Inc., 1075 Spruce Street, Martinsville, Virginia 24112, Attention: Investor Relations (telephone: (276) 632-8054) or by accessing American National's website at www.amnb.com under "Investments" or MainStreet's website at www.msbsinc.com under "SEC Filings." The information on American National's and MainStreet's websites is not, and shall not be deemed to be, a part of this presentation or incorporated into other filings either company makes with the SEC.